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                                                               Exh 99(a)(5)(vii)
[Trigen Logo]                                                  [Elyo logo]

February 28, 2000

Elyo:  Acquisition of Trigen Energy Corporation

ELYO ANNOUNCES COMMENCEMENT OF TENDER OFFER FOR SHARES OF TRIGEN

NANTERRE, France, Feb. 28 -- ELYO, an energy subsidiary of the Suez Lyonnaise des Eaux Group, announced today the commencement of a tender offer by T Acquisition Corp., an indirect, wholly owned subsidiary of ELYO, to purchase any and all the outstanding shares of Trigen Energy Corporation (NYSE Symbol:
TGN) that ELYO does not already own for $23.50 a share in cash. ELYO's subsidiaries currently own approximately 53% of Trigen common stock. The tender offer is being made pursuant to the terms of the previously announced merger agreement between Elyo and Trigen. The tender offer is being made pursuant to definitive tender offer materials that are being distributed to Trigen's stockholders and have been filed with the Securities and Exchange Commission. The tender offer is expected to remain open until March 24, 2000, unless extended. It will be followed by a merger under which those shares not tendered will be converted into the right to receive the same $23.50 per share in cash. The closing of the tender offer is subject to certain customary conditions.

Trigen is a leading developer, owner and operator of industrial, commercial and institutional district energy and combined heat and power (CHP) systems in North America. The company serves more than 1,500 customers with energy produced at 49 plants in 20 states, Canada and Mexico.

CONTACT: Susan Odiseos, Director of Corporate Communications of Trigen Energy Corporation, 914-286-6628; or Gilles Alligner, Director of Communications of ELYO, +1-33-1-41-20-1293; or Jeffrey Zack of Morgen-Walke Associates, Inc., 212-850-5643.